UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  RULE 13D-101

           Information to be Included in Statements Filed Pursuant to
                                  Rule 13d-1(a)
                    and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)

                                 AMENDMENT NO. 1

                        AMERICAN RESOURCES OFFSHORE, INC.
                                (Name of Issuer)

                   Common Stock, par value $0.00001 per share
                         (Title of Class of Securities)

                                    029280104
                                 (CUSIP Number)

                                Nick D. Nicholas
                             Porter & Hedges, L.L.P.
                            700 Louisiana, Suite 3500
                            Houston, Texas 77002-2764
                                 (713) 226-0600
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 2, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                       SCHEDULE 13D

CUSIP NO. 029280104

--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |
|      |        BLUE DOLPHIN EXPLORATION COMPANY
|      |
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |        INAPPLICABLE
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |
|      |        WC;AF;OO
|      |
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
|      |
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |        DELAWARE
|      |
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |    39,509,457
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |    39,509,457
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |    39,509,457
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |    39,509,457
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |      39,509,457
|      |
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *                                                  [ ]
|      |
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |       75.2%
|      |
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |
|      |       CO
--------------------------------------------------------------------------------

CUSIP NO. 029280104

--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |
|      |        BLUE DOLPHIN ENERGY COMPANY
|      |
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |        INAPPLICABLE
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |
|      |        WC;AF;OO
|      |
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
|      |
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |        DELAWARE
|      |
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |    39,509,457
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |    39,509,457
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |    39,509,457
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |    39,509,457
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |      39,509,457
|      |
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *                                                  [ ]
|      |
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |       75.2%
|      |
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |
|      |       CO
--------------------------------------------------------------------------------

THIS AMENDMENT NO. 1 TO THE SCHEDULE 13D RELATING TO THE COMMON STOCK, PAR VALUE $0.0001 PER SHARE, OF AMERICAN RESOURCES OFFSHORE, INC. IS BEING FILED BY BLUE DOLPHIN ENERGY COMPANY AND BLUE DOLPHIN EXPLORATION COMPANY PURSUANT TO RULE 13D-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, TO AMEND THE SCHEDULE 13D ORIGINALLY FILED ON OCTOBER 22, 1999.

ITEM 1.     SECURITY AND ISSUER.


Title of Security:              common stock, par value $0.0001 per share
                                (the "Common Stock")
Name and Address of Issuer's    American Resources Offshore, Inc.
Principal Executive Offices:    801 Travis
                                Suite 2100
                                Houston, Texas 77002

ITEM 2.     IDENTITY AND BACKGROUND.


ITEM 2(A)          Name of Persons Filing and Place of Organization:

                   This Schedule 13D is being filed on behalf of Blue Dolphin Energy Company, a Delaware corporation ("BDCO"), and its wholly-owned subsidiary Blue Dolphin Exploration Company, a Delaware corporation ("Investor").

ITEM 2(B)          Address of Principal Business Office:
                   801 Travis, Suite 2100
                   Houston, Texas 77002

ITEM 2(C)          Principal Business:

                   BDCO through its subsidiaries, including the Investor, is primarily engaged in gathering and transportation of natural gas and condensate and in the acquisition and exploration of oil and gas properties. The Investor's operations are conducted principally offshore in the Gulf of Mexico and along the Texas Gulf Coast.

ITEM 2(D)          Criminal Convictions:

                   None

ITEM 2(E)          Civil Proceedings:

                   None

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The cash purchase price for the shares of Common Stock of American Resources Offshore, Inc. ("ARO") purchased by Investor was approximately $4.5 million, after adjustments.

      Investor funded the purchase price for the shares of Common Stock from the following sources: (1) its own working capital; and (2) cash contributed or lent to it by its parent corporation, BDCO. BDCO obtained the funds it contributed and loaned to Investor to purchase the shares of Common Stock from private placements of its common stock and the issuance of a convertible promissory note in the principal amount of $1,000,000.

ITEM 4.     PURPOSE OF THE TRANSACTION.

      It is Investor's current intention that ARO will continue to operate as an independent oil and gas company, but its primary focus will be on the exploration, development and production of oil and gas properties located in the coastal or offshore waters of the Gulf of Mexico.

      Investor intends to evaluate and review ARO's business affairs and financial condition from time to time. Based on its evaluation and review, as well as general economic and industry conditions, including, but not limited to, the price of oil and gas, existing at the time, the Investor may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of Common Stock through open market purchases, privately negotiated transactions, tender offer, exchange offer, merger or otherwise.

      Investor may cause ARO to raise capital by borrowing, including the use of its remaining oil and gas properties as collateral for any such borrowings, sales of its remaining oil and gas properties, the issuance of debt or equity securities or by other available means.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      The Investor owns 39,509,457 shares of Common Stock beneficially and of record. The shares of Common Stock owned by the Investor represents approximately 75% of the outstanding shares of Common Stock and total voting power of ARO's outstanding capital stock. Because Investor is a wholly-owned subsidiary of BDCO, BDCO is the indirect beneficial owner of the shares of Common Stock owned by the Investor.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ARO.

      Pursuant to the terms of the Investment Agreement by and between ARO and the Investor, the Investor may elect to receive additional shares of Common Stock in full or partial satisfaction of any right the Investor has to indemnification under the Investment Agreement, in which event the number of shares of Common Stock would be increased to offset the dilution of the Investor's post-closing ownership of the Common Stock that would be incurred if no adjustment was made.

      The number of additional shares of Common Stock will be determined by dividing the monetary benefit that the Investor is entitled to receive by the lesser of:

      o     $0.16, which represents the per share price of the Common Stock;

      o the closing price of the Common Stock on the principal exchange or trading system on which it is then traded on the first full business day following the closing of the Investment Agreement; or

      o the average of the high and low price of the Common Stock on the same date.

      Additionally, if any options or warrants that are outstanding at the closing of the Investment Agreement are subsequently exercised, the Investor will be issued additional shares of Common Stock at no additional cost in an amount sufficient to give it the number of shares of Common Stock it would have received if the options and warrants had been exercised before the closing.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.                DESCRIPTION OF EXHIBIT

      7.1* Investment Agreement by and between American Resources Offshore, Inc. and Blue Dolphin Exploration Company

      7.2* Purchase and Sale Agreement by and between American Resources Offshore, Inc. and Fidelity Oil Holdings, Inc.

      7.3*        Participation Agreement

      7.4*        Voting and Support Agreement and Irrevocable, general form

      7.5* Voting and Support Agreement and Irrevocable Proxy executed by DnB Energy Assets

*     Previously Filed.

                           [SIGNATURE PAGE FOLLOWS]

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 1999


                                    BLUE DOLPHIN ENERGY COMPANY



                                    By: /s/ G. BRIAN LLOYD
                                            G. Brian Lloyd
                                            Vice President and Treasurer


                                    BLUE DOLPHIN EXPLORATION COMPANY



                                    By: /s/ JOHN P. ATWOOD
                                            John P. Atwood
                                            Vice President Finance and
                                            Corporate Development